United States securities and exchange commission logo





                              April 22, 2021

       Robert Hutter
       Chief Executive Officer
       Learn CW Investment Corp
       11755 Wilshire Blvd.
       Suite 2320
       Los Angeles, CA 90025

                                                        Re: Learn CW Investment
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2021
                                                            File No. 333-254820

       Dear Mr. Hutter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 29, 2021

       Cover Page

   1. Please expand the disclosure on the anchor investor to disclose the percentage ownership represented by the $100
million of units and the percentage ownership of issued and
                                                        outstanding ordinary
shares to be owned together with the initial shareholders and management at the
completion of the offering.
       Summary
       Our Acquisition Process, page 7

   2. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your
officers and directors could potentially make a substantial profit
 Robert Hutter
Learn CW Investment Corp
April 22, 2021
Page 2
         even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter, add a risk factor that explains how these incentives create a risk to potential investors.
Expressions of interest, page 16

3. Noting that the anchor investor has expressed an interest in purchasing $100 million of units in this offering and in entering into a letter agreement to vote all of its public shares in favor of any business combination, please file a copy of the agreement as an exhibit to the registration statement and disclose:
             the percentage of votes the anchor investor would be entitled to cast if you solicit proxies for a business combination and compare that percentage to the total shares to be outstanding;
             whether the underwriting fee would apply to any purchases by your anchor investor in this offering and
             the information required by Item 403 of Regulation S-K in the Principal Shareholders
              section of the prospectus.
Description of Securities
Warrants
Public Shareholders' Warrants, page 133

4. Please revise the discussion on page 140 regarding the exclusive forum provisions in your
         Warrant Agreement to appear under a new specifically-captioned subsection or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Henderson at (202) 551-3364 or Robert Klein at
(202) 551-
3847 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at
(202) 551-
3234 with any other questions.



FirstName LastNameRobert Hutter                                  Sincerely,
Comapany NameLearn CW Investment Corp
                                                                 Division of
Corporation Finance
April 22, 2021 Page 2                                            Office of
Finance
FirstName LastName